Exhibit 1.01

Conflict Minerals Report

Jabil Inc. has included this Conflict Minerals Report as an exhibit to its Form SD as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 29, 2020.

References in this report to “the Company,” “Jabil,” “we,” “our,” or “us” mean Jabil Inc. together with its subsidiaries, except where the context otherwise requires. As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend,” “expect,” “believe” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”), its adjoining countries, the United States or elsewhere and (4) the scope and duration of the COVID-19 outbreak and its impact on economic systems, our employees, sites, operations, customers, and supply chain. You are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements in this Conflict Minerals Report are made only as of the date of this Conflict Minerals Report, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur, or of which we hereafter become aware. You should read this document completely and with the understanding that actual events may be materially different from what we expect. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Applicability of the Conflict Minerals Rule to Our Company

We are one of the leading providers of worldwide manufacturing services and solutions. We provide comprehensive electronics design, production and product management services to companies in various industries and end markets, including the automotive and transportation, capital equipment, cloud, computing and storage, defense and aerospace, edge devices and accessories, healthcare, industrial and energy, mobility, networking and telecommunications, packaging, print and retail, and smart home and appliances industries. Based on net revenue, for the six months ended February 29, 2020, our largest customers include Amazon.com, Inc., Apple, Inc., Cisco Systems, Inc., Hewlett-Packard Company, Ingenico Group, Johnson and Johnson, LM Ericsson Telephone Company, NetApp, Inc., SolarEdge Technologies Inc., and Valeo S.A.

The products that we manufactured that were in-scope for purposes of the Conflict Minerals Rule in 2019 primarily consisted of (1) assemblies that we manufactured, (2) stamped metal parts, (3) mechanical enclosures, (4) injection molding parts and (5) industrial tooling and equipment.

We do not source the necessary 3TG in the in-scope products that we manufacture directly from mines, smelters or refiners and believe that we are in most cases many levels removed from these market participants. In addition, many of the components and parts contained in the in-scope products that we manufacture are sourced directly by our customers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is discussed in the section below, and to encourage conflict free sourcing in our supply chain. For 2019, none of the necessary 3TG contained in the in-scope products that we manufactured were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not conclude that any of these products were “DRC conflict free.” The terms “adjoining country,” “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

Our Conflict Minerals Policy

We are committed to responsible sourcing of 3TG as well as full compliance with the requirements of the Conflict Minerals Rule. Furthermore, as a founding member of the Responsible Business Alliance (“RBA”), we embrace its due diligence and reporting processes that seek to ensure supply chain transparency.

In furtherance of the foregoing, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of 3TG. Our Conflict Minerals Policy encourages responsible sourcing of 3TG from the DRC and its adjoining countries.

The Conflict Minerals Policy includes our expectations that our suppliers:

1.	Assist us in complying with the Conflict Minerals Rule, by declaring any components, parts and products that contain 3TG and further providing associated country of and other origin information;

2.

Implement controls on their supply chains consistent with our responsible sourcing commitment, so that they are able to provide us with the foregoing information and so that all of the 3TG in the components, parts and products that we purchase from them are conflict free;

3.

Source 3TG from ethically and socially responsible sources that do not directly or indirectly contribute to conflict, including sources that do not directly or indirectly benefit or finance armed groups in the DRC or its adjoining countries;

4.	Where possible, source 3TG from smelters and refiners that are validated as being conflict free; and

5.

Otherwise implement, and require their direct and indirect suppliers to implement, policies, protocols, standards, systems, frameworks and procedures that are consistent with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our Conflict Minerals Policy indicates that suppliers who do not comply with the foregoing expectations will be reviewed and evaluated for future business and sourcing decisions. In addition, the Conflict Minerals Policy indicates that suppliers will continue to be required to comply with our complementary policies, including those relating to corruption, money-laundering and bribery.

We do not seek to embargo the responsible sourcing of 3TG from the DRC region or other conflict-affected and high-risk areas.

Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2019, we conducted a “reasonable country of origin inquiry.” Our outreach included 7,841 suppliers (the “Suppliers”) that we identified as having provided us with components, parts or products that contain 3TG or that we believe may have provided us with components, parts or products that potentially contain in-scope 3TG. To better enable us to focus our outreach and other compliance efforts on the appropriate suppliers, we continued to refine our scoping process for 2019. As part of our 2019 product scoping process, we visited our manufacturing sites to evaluate our processes and the material composition of certain of our products. For 2019, the Suppliers identified to us 278 validated smelters and refiners that may have processed the necessary 3TG contained in the in-scope products that we manufactured. As of March 31, 2020, 266 of the identified smelters and refiners were listed as Conformant (as later defined) smelters and refiners by the Responsible Minerals Initiative (the “RMI”), and 5 were listed as Active (as later defined). Based on our reasonable country of origin inquiry, we determined that 172 of these smelters and refiners sourced only from outside of the DRC and its adjoining countries or from recycled or scrap sources, as described under “Identified Smelters and Refiners.” Our determination was based on information provided by the RMI to its members.

Pursuant to the Conflict Minerals Rule, we exercised due diligence for 2019. These due diligence efforts are discussed below.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence, in particular Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.

Due Diligence Program Design

Design Framework

We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).

Selected Elements of Design Framework

The OECD Guidance contains a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below, but these are not all of the elements of our program that we have put in place to help ensure that the 3TG contained in the products that we manufactured are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

1.	Establish strong company management systems

a.

We have a Conflict Minerals Policy, as discussed earlier in this Conflict Minerals Report. We distribute the policy internally to selected personnel as well as to suppliers that we determine to potentially be in-scope for purposes of our compliance with the Conflict Minerals Rule. In addition, the Conflict Minerals Policy is posted on our website at http://www.jabil.com/portals/conflict-minerals-policy/.

b.

A cross-functional team of senior staff in Jabil’s Risk Governance Office under the supervision of the Chief Financial Officer is charged with overseeing our compliance with the Conflict Minerals Rule and our responsible sourcing of 3TG. As of December 31, 2019, this team included 65 employees tasked full or part time with supplier outreach, follow-up and review of 3TG-related information submitted to us by suppliers. The following functional areas are represented on our 3TG compliance: Financial Reporting, Internal Audit, Legal, Operations and Supply Chain Management. We also utilize specialist outside legal counsel to assist us with selected aspects of our compliance.

c.	On an ongoing basis, selected Jabil personnel receive training to facilitate our compliance with the Conflict Minerals Rule and our Conflict Minerals Policy.

d.

We utilize the Conflict Minerals Reporting Template (the “CMRT”) developed by the RMI to identify smelters and refiners in our supply chain. The CMRT requires suppliers to provide information concerning the usage and source of 3TG in their components, parts and products, as well as information concerning their related compliance efforts. We encourage our suppliers to participate in appropriate third-party training to enhance the accuracy and quality of the information that they provide to us.

e.

We have a records retention policy providing for the maintenance on a computerized database of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.

f.

We have standard vendor Terms and Conditions that, among other things, require our suppliers to (i) source 3TG from conflict free sources, (ii) adopt and use standards, policies, protocols, systems, frameworks and procedures that meet or exceed the requirements of the reasonable country of origin and due diligence inquiries contemplated by the Conflict Minerals Rule and the OECD Guidance, (iii) provide us with information, certifications and other documents concerning 3TG content and origin, (iv) adopt and communicate internally and externally a policy on 3TG usage that is consistent with the Conflict Minerals Policy and (v) include the substance of the requirements contained in the amended Terms and Conditions in all contracts, terms and conditions with their suppliers and require their suppliers to do the same with respect to their direct and indirect suppliers.

g.

We have mechanisms for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. The global compliance hotline number is 1-877-217-6328 and the conflict minerals inquiry email address is: conflict_minerals@jabil.com. As an RMI member, we also recognize the RMI Grievance Mechanism as a mechanism for third parties to submit grievances concerning the 3TG supply chain.

2.	Identify and assess risk in the supply chain

a.

We request that suppliers complete the CMRT, in some cases at the “product level.” In connection therewith, we expect our direct suppliers to survey their suppliers. We have follow-up procedures for suppliers that do not respond to the request within the specified time frame. These procedures contemplate follow up by email and/or phone.

b.

We review the responses received from suppliers for completeness, accuracy, consistency and other items that we have determined to be potential “red flags” that would trigger further follow up and/or review.

c.

We follow up with suppliers that submit an incomplete response or a response that we determine contains inaccuracies, inconsistencies or red flags, or that otherwise provide a CMRT determined not to be suitable by us, in each case requesting the supplier to submit a revised CMRT or provide us with additional information. We follow up with other suppliers where determined to be appropriate by us.

d.

Smelter and refiner information provided by suppliers is reviewed against the Smelter Look-up tab of the CMRT and the lists of Conformant and Active smelters and refiners and country of origin information published by the RMI.

e.

If a smelter or refiner identified by a supplier is not listed as Conformant, we consult publicly available information or attempt to contact the smelter or refiner to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

3.	Design and implement a strategy to respond to identified risks

a.

Our 3TG compliance team reports the findings of its supply chain risk assessment to senior leadership in our Risk Governance Office and our Chief Financial Officer on a periodic basis and upon completion of the assessment.

b.

We have a risk management plan. Risk mitigation actions under our plan include follow-up with the supplier, monthly online supplier training sessions and putting the supplier on a “no buy” list. Our risk management plan provides for increasing levels of escalation to specified internal personnel and to our customer if we are required to source from the supplier by the customer. Our risk mitigation plan allows for a flexible response that is commensurate with the risks identified.

c.

In addition, to the extent that identified smelters and refiners are not Conformant, we seek to exercise leverage over these smelters and refiners to become Conformant through our participation in and support of the RMI. We also utilize information provided by the RMI to its members to monitor smelter and refiner improvement.

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant. We further support the RMI through our membership in the RMI. We believe that our support of the RMI and utilization of RMI data is the most effective method of satisfying this step of the OECD Guidance.

5.	Report on supply chain due diligence

We report on our supply chain due diligence through our Form SD filings, and the related Conflict Minerals Reports, as well as by posting that information on our website. We also publish additional information concerning 3TG compliance on our website.

Due Diligence Measures Performed

We performed the following due diligence measures in respect of the 2019 compliance period, but these are not all of the measures that we took in respect of 2019 in furtherance of our Conflict Minerals Policy and 3TG compliance program and pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, please see “Due Diligence Program Design.”

1.

We requested that the Suppliers furnish us with a completed CMRT, in some cases at a “product level.” We determined there were 7,841 in-scope Suppliers for our calendar year 2019 reporting period. We received responses covering 98% of our total spend with those Suppliers for 2019.

2.	The CMRTs received from the Suppliers were reviewed for completeness, accuracy, consistency and against the “red flags” that we developed internally.

3.	As part of our review, we reviewed the smelters and refiners identified to us by the Suppliers against the list of Conformant and Active smelters and refiners published by the RMI.

4.

We reviewed the remaining smelters and refiners against those contained on the Smelter Look-up tab of the CMRT. To the extent not on that list, we (a) requested that the Supplier confirm that the listed entity is a smelter or refiner and (b) consulted publicly available information to attempt to determine whether the identified entity is a smelter or refiner.

5.

To the extent that a smelter or refiner identified by a Supplier was not listed as Conformant, we consulted publicly available information to attempt to determine whether the smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

6.

Our 3TG compliance team reported the findings of its supply chain risk assessment for 2019 to senior leadership in our Risk Governance Office and our Chief Financial Officer on a periodic basis and upon completion of the assessment.

7.

We participated in independent third-party audits of smelters and refiners through our membership in the RMI. In addition, we participated in selected RBA working groups. Through our support of and participation in the RMI, we utilized information provided by the RMI to its members to monitor smelter and refine improvement, to exercise leverage over smelters and refiners to become Conformant and to assess smelter and refiner due diligence.

8.

In addition, to mitigate the risk that the necessary 3TG contained in the in-scope products that we manufacture directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we:

a.

Specifically indicated to Suppliers that we expect them to only include in the products that we manufacture tantalum processed by smelters that are listed as Conformant by the RMI. We indicated this expectation to Suppliers given the high percentage of tantalum smelters listed as Conformant. As noted elsewhere in this Conflict Minerals Report, we continued to communicate the other responsible sourcing expectations in our Conflict Minerals Policy to our Suppliers.

b.	Worked with selected customers to encourage Suppliers to source from Conformant smelters and refiners.

c.	Conducted outreach and education to 304 Suppliers that indicated they did not have a formal Conflict Minerals Policy.

d.	Conducted 334 supplier assessment that included inquiries relating to 3TG sourcing and/or related policies and procedures.

Product Information

For 2019, the categories of in-scope products that we manufactured were primarily: (1) assemblies that we manufactured or contracted to manufacture, (2) stamped metal parts, (3) mechanical enclosures, (4) injection molding parts and (5) industrial tooling and equipment. For a further discussion of the products that we manufacture, see our Annual Report on Form 10-K for the fiscal year ended August 31, 2019. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report and should not be considered part of this Conflict Minerals Report.

For 2019, none of the necessary 3TG contained in the in-scope products that we manufactured were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country. However, for 2019, we did not conclude that any of these products were “DRC conflict free.”

Identified Smelters and Refiners

In connection with our reasonable country of origin inquiry or due diligence, as applicable, our Suppliers identified to us smelters and refiners that may have processed the necessary 3TG contained in our in-scope products for 2019, as reflected in the table below. Please see the notes accompanying the table for additional information concerning the data contained in the table. Due to our position in the supply chain, which is discussed above, we rely on our suppliers for accurate smelter and refiner information. Our due diligence measures cannot provide absolute certainty regarding the source and chain of custody of the necessary 3TG contained in our 2019 in-scope products.

Smelter and Refiner and Country of Origin Information (1)

	Conformant						Active	On Smelter Look-up Tab List Only
	Covered Country Sourced	Non-Covered Country Sourced	HR	LR	Not Disclosed	Recycled or Scrap
Tantalum (Total Unique Smelters = 40)	13	12	10	23	0	23	1	0
Tin (Total Unique Smelters = 81)	2	69	0	3	0	22	1	3
Tungsten (Total Unique Smelters = 45)	6	29	3	9	0	20	2	0
Gold (Total Unique Smelters = 112)	2	10	1	7	74	39	1	4

(1)	We note the following in connection with the information contained in the foregoing table:

(a)

The smelters and refiners reflected in the table were identified by the Suppliers to us as potentially being part of our 2019 supply chain. However, not all of the included smelters and refiners may have processed the necessary 3TG contained in the in-scope products that we manufactured, since many Suppliers reported to us at a “company level” the 3TG contained in all of their products, not just those in the products that they sold to us. Some Suppliers also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many Suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufactured and not all of the Suppliers responded to our inquiries.

(b)	All compliance status information in the table is as of March 31, 2020.

(c)

“Conformant” means that a smelter or refiner has successfully completed an assessment against the applicable Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment protocol. Included smelters and refiners were not necessarily Conformant for all or part of 2019 and may not continue to be Conformant for any future period. We do not have information on the origin of the 3TG processed by any of the Conformant smelters and refiners prior to their respective compliance dates.

(d)

“Active” means that the smelter or refiner has committed to undergo an RMAP assessment, completed the relevant documents and scheduled the on-site assessment. These smelters and refiners may be in the pre-assessment, assessment, or corrective-action phases of the assessment.

(e)	“HR” means countries identified by smelters and refiners as conflict-affected and high-risk.

(f)

“LR” means countries identified by smelters and refiners as low-risk. Some of these countries have been disclosed by some smelters and refiners to be low-risk but disclosed by other smelters and refiners to be high-risk.

(g)	A smelter or refiner is listed as “On Smelter Look-up Tab List Only” if it was not Conformant or Active but appears on the Smelter Look-up tab of the CMRT.

(h)

“Covered Country Region” means the DRC and its adjoining countries. Origin information was derived from information made available by the RMI to its members. According to this information, some of the Conformant smelters and refiners may have sourced from both within the Covered Country Region and from outside the Covered Country Region. For those smelters and refiners, we were not able to determine the region of origin of the 3TG specific to our products.

(i)	If a smelter or refiner may have sourced from multiple sources, it is included in the table under each potentially applicable category.

(j)	A smelter or refiner is indicated as “Conformant/Not Disclosed” if the county of origin of the 3TG processed by the smelter or refiner was not disclosed by the RMI.

(k)	For 2019, we were not able to determine the region of origin for the 3TG processed by any of the smelters or refiners listed as “Active” or “On Smelter Look-up Tab List Only.”

(l)	The compliance status and origin information reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us.

We endeavored to determine the mine or location of origin of the necessary 3TG contained in the in-scope products that we manufactured by requesting that the Suppliers provide us with a completed CMRT, through the supplier expectations contained in the Conflict Minerals Policy, through the flow-down provisions contained in the Conflict Minerals Policy and our supplier Terms and Conditions. Where a smelter or refiner was identified and was listed as Conformant, we also reviewed information made available by the RMI to its members. If the smelter or refiner was identified but was not listed as Conformant, we reviewed publicly available information, to the extent available.

Recycled or Scrap Conflict Minerals

In connection with our reasonable country of origin inquiry, the Suppliers identified to us 104 processors of 3TG that we determined processed 3TG in whole or in part from recycled or scrap sources for at least part of 2019, all of which were listed as Conformant by the RMI. Our determination as to recycled or scrap origin was based on information provided by the RMI to its members.

The in-scope products that may have contained 3TG that we determined came from recycled or scrap sources also contained other 3TG, including 3TG for which we were not able to determine the origin.

Future Risk Mitigation Efforts

We intend to take the following steps to mitigate the risk that the necessary 3TG contained in the in-scope products that we manufacture benefit armed groups. These steps are a continuation of or in addition to the steps described earlier in this Conflict Minerals Report that we took in respect of 2019. We intend to continue to take the other steps described in this Conflict Minerals Report in respect of 2020 to the extent applicable.

1.	Continue to encourage suppliers to source only from smelters and refiners that are Conformant or Active.

2.	Participate in RMI initiatives to encourage smelters and refiners to become Conformant.

3.	Continue to request that selected Suppliers that provided company level information for 2019 provide product level information for 2020, through ongoing outreach with these Suppliers.

4.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2019 that the source of 3TG was unknown or undeterminable.

5.

Communicate to new in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them and required adherence to contractual sourcing requirements. In addition, as new suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance.

6.	Review selected supplier policies to confirm that they do not provide for embargoing of 3TG from the DRC region.

7.	Reach out to suppliers suspected to be embargoing the DRC region.

8.	Encourage suppliers to, when appropriate under the circumstances, source from Conformant smelters and refiners that source from the DRC region.

9.	Monitor selected high risk supplier to ensure consistency of sourcing from Conformant smelters and refiners.